Ken Neal · 3rd

President at Alliance Sports Management, Inc.

- Tupelo-Honey/Raycom Media
- Davidson College

Davidson, North Carolina, United States · **Contact info**

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Experience

Executive Producer - Soccer
Tupelo-Honey/Raycom Media
Mar 2011 - Present · 10 yrs 10 mos

President
Alliance Sports Management, Inc.
Oct 2000 - Present · 21 yrs 3 mos

Producer/Director
FS South/SportSouth
Nov 1992 - Present · 29 yrs 2 mos

Managing Director
Carolina Soccer Ventures
Nov 1999 - Dec 2000 · 1 yr 2 mos

 **President & CEO**
Richmond Kickers Soccer Club
Apr 1996 - Aug 1998 · 2 yrs 5 mos
Richmond, Virginia Area

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Education

 **Davidson College**
BA, English
1983 - 1987

 **University of North Carolina at Chapel Hill**
1986 - 1986

Skills

Television · 11

Broadcast Television · 9

Broadcast · 9

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Interests

Companies   Groups   Schools



University of North Carolina at Chapel Hill

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Davidson College

24,070 followers

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